Exhibit 99.1

Bitdeer Announces Up to $150 Million Private Placement Financing

SINGAPORE, May 31, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (Nasdaq: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced that it entered into a subscription agreement with Tether International Limited (“Tether”) for the private placement of 18,587,360 Class A ordinary shares and a warrant to purchase up to 5,000,000 additional shares at $10.00 per share. The closing of the private placement occurred on May 30, 2024.

The transaction generated $100 million in gross proceeds from the share issuance and could provide an additional $50 million if the warrant is fully exercised. The warrant is subject to customary anti-dilution provisions reflecting share dividends and splits or other similar transactions, and weighted average anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the warrant. The warrant is exercisable at Tether’s discretion within 12 months after closing.

Bitdeer intends to use the net proceeds from this private placement to fund its data center expansion, ASIC based mining rig development and for working capital and other general corporate purposes.

“We are thrilled to welcome Tether as a significant investor in Bitdeer,” said Linghui Kong, Chief Business Officer of Bitdeer. “This substantial investment demonstrates confidence in our vision and the strength of our extensive global operations. With Tether's support, we are poised to accelerate our growth and continue our leadership in sustainable and efficient bitcoin mining. This partnership marks a significant milestone for Bitdeer, and we look forward to achieving great things together.”

“Tether is delighted to be working with Bitdeer. We regard Bitdeer as one of the strongest vertically integrated operators in the Bitcoin mining industry, differentiated by its cutting-edge technologies, and a robust R&D organization,” said Paolo Ardoino, CEO of Tether. “Bitdeer’s proven track record and world-class management team are perfectly aligned with Tether’s long-term strategic vision. We anticipate close collaboration with Bitdeer across several key infrastructure areas moving forward.”

Cantor Fitzgerald & Co. is acting as the placement agent for the private placement. The securities sold in this private placement have not been registered under the Securities Act of 1933, as amended, or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States without registration or an applicable exemption from such registration requirements. The Company has committed to filing registration statements with the U.S. Securities and Exchange Commission for the resale of the ordinary shares issuable in connection with this private placement, including upon exercise of the warrant.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

About Tether
Tether is a pioneer in the field of stablecoin technology, driven by an aim to revolutionize the global financial landscape. With a mission to provide accessible, secure, and efficient financial, communication, and energy infrastructure. Tether enables greater financial inclusion, communication resilience, fosters economic growth, and empowers individuals and businesses alike.

As the creator of the largest, most transparent, and liquid stablecoin in the industry, Tether is dedicated to building sustainable and resilient infrastructure for the benefit of underserved communities. By leveraging cutting-edge blockchain and peer-to-peer technology, it is committed to bridging the gap between traditional financial systems and the potential of decentralized finance.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056